September 11, 2024

Toby Hong Xu
Chief Financial Officer
Alibaba Group Holding Limited
26/F Tower One, Times Square
1 Matheson Street, Causeway Bay
Hong Kong S.A.R. People   s Republic of China

       Re: Alibaba Group Holding Limited
           Form 20-F for Fiscal Year Ended March 31, 2024
           File No. 001-36614
Dear Toby Hong Xu:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services